Exhibit (d)(19)(i)

AMENDMENT TO SUB-ADVISORY BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

LOGAN CIRCLE PARTNERS, LP

THIS AMENDMENT is made as of July 2, 2018, to the Sub-Advisory Agreement dated September 15, 2017, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (the “Investment Adviser”) and Logan Circle Partners, LP (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated September 15, 2017, as amended, is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Director - Investments

LOGAN CIRCLE PARTNERS, LP

By:	/s/ Jude T. Driscoll
Name:	Jude T. Driscoll
Title:	CEO & CIO

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica Emerging Markets Debt	0.27% of assets up to $250 million; 0.24% over $250 million up to $400 million; and 0.20% of net assets in excess of $400 million

*	As a percentage of average daily net assets on an annual basis.